EXHIBIT I

     Foreign Utility Company Financial Statements

Alliant Energy International, Inc. (International) was organized as a holding company for international investments of Alliant Energy Corporation. The assets of International are primarily debt and equity investments in their subsidiary companies. In 1998, International had $4.9 million of operating expenses.

Documents incorporated by reference to filings made by IEC under the Securities Exchange Act of 1934, as amended, are under File No. 1-9894. Documents incorporated by reference to filings made by IESU under the Securities Exchange Act of 1934, as amended, are under File No. 0-4117-1. Documents incorporated by reference to filings made by WP&L under the Securities Exchange Act of 1934, as amended, are under File No. 0-337. Documents incorporated by reference to filings made by IPC under the Securities Exchange Act of 1934, as amended, are under File No. 1-3632.